UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2025

Ryerson Holding Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-34735	26-1251524
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

227 W. Monroe St. 27th Floor
Chicago, Illinois		60606
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (312) 292-5000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value, 100,000,000 shares authorized	RYI	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

The information contained within Item 2.02 of this Form 8-K and Exhibit 99.1 and Exhibit 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On October 28, 2025, Ryerson Holding Corporation (the “Company” or "Ryerson") issued a press release announcing its financial results for the quarter ended September 30, 2025. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Company also provided a presentation as a supplement to its press release. A copy of the presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure

On October 28, 2025, Ryerson and Olympic Steel, Inc., an Ohio corporation (“Olympic”), announced that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Olympic, Ryerson, Crimson MS Corp., an Ohio corporation and a direct wholly owned subsidiary of Ryerson (“Merger Sub”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Olympic (the “Merger”), with Olympic surviving the Merger as a wholly owned subsidiary of Ryerson. A copy of the joint press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference. In addition, on October 28, 2025, Ryerson and Olympic released a joint investor presentation. A copy of the joint investor presentation is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

The information in this Item 7.01 of this Current Report on Form 8-K and Exhibit 99.3 and Exhibit 99.4 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

On October 28, 2025, the Board of Directors declared a quarterly cash dividend of $0.1875 per share of common stock, payable on December 18, 2025, to stockholders of record as of December 4, 2025. Future quarterly dividends, if any, will be subject to Board approval.

The Company sponsors the Ryerson Pension Plan. In addition, the Company's wholly-owned subsidiary, Central Steel and Wire Company, LLC, sponsors the Central Steel & Wire Company Retirement Plan.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect Ryerson’s and Olympic’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving Ryerson and Olympic, including future financial and operating results, Ryerson’s and Olympic’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Ryerson and Olympic Steel shareholder approvals; the risk that Ryerson and Olympic may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to the consummation of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction, including as related to any government shutdown; the risk that the businesses will not be integrated successfully or will be more costly or difficult than expected, or that the proposed transaction may be less accretive than expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the merger will not provide shareholders with increased earnings potential; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Ryerson’s or Olympic Steel’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; adverse economic conditions; highly cyclical fluctuations resulting from, among others, seasonality, market uncertainty, and costs of goods sold; each company’s ability to remain competitive and maintain market share in the highly competitive and fragmented metals distribution industry; managing the costs of purchased metals relative to the price at which each company sells its products during periods of rapid price escalation or deflation; customer, supplier and competitor consolidation, bankruptcy or insolvency; the impairment of goodwill that could result from, among other things, volatility in the markets in which each company operates; the impact of geopolitical events; future funding for postretirement employee benefits may require substantial payments from current cash flow; the regulatory and other operational risks associated with our operations located outside of the United States; currency rate fluctuations; the adequacy of each company’s efforts to mitigate cyber security risks and threats; reduced production schedules, layoffs or work stoppages by each company’s own, its suppliers’, or customers’ personnel; any underfunding of certain employee retirement benefit plans and the actual costs exceeding current estimates; prolonged disruption of each company’s processing centers; failure to manage potential conflicts of interest between or among customers or suppliers of each company; unanticipated changes to, or any inability to hire and retain key personnel at either company; currency exchange rate fluctuations; the incurrence of substantial costs of liabilities to comply with, or as a result of, violations of environmental laws; the risk of product liability claims; either company’s indebtedness or covenants in the instruments governing such indebtedness; the influence of a single investor group over either company’s policies and procedures; and other risks inherent in Ryerson’s and Olympic Steel’s businesses and other factors described in Ryerson’s and Olympic Steel’s respective filings with the Securities and Exchange Commission (the “SEC”). Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Ryerson and Olympic, or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements are based on the estimates and opinions of management as of the date of this Current Report on Form 8-K; subsequent events and developments may cause their assessments to change. Neither Ryerson nor Olympic Steel undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law and they specifically disclaim any obligation to do so. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ryerson and Olympic Steel intend to file a joint proxy statement with the SEC and Ryerson intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Ryerson and Olympic Steel and that will also constitute a prospectus of Ryerson. Each of Ryerson and Olympic Steel may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Olympic Steel or Ryerson may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Ryerson and Olympic Steel. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OLYMPIC, RYERSON, AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Olympic Steel, Ryerson and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Ryerson may be obtained free of charge by directing a request by mail to Ryerson’s Corporate Secretary at Ryerson Holding Corporation, Attention: Secretary, 227 W. Monroe St., 27th Floor, Chicago, Illinois, 60606. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Olympic Steel may be obtained free of charge by directing a request by mail to Olympic Steel’s Chief Financial Officer at Olympic Steel, Inc., 22901 Millcreek Boulevard, Suite 650, Highland Hills, OH, Attention: Chief Financial Officer.

PARTICIPANTS IN THE SOLICITATION

Olympic Steel, Ryerson and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed transaction. Information about Olympic Steel’s directors and executive officers is available in Olympic Steel’s proxy statement dated March 28, 2025 for its 2025 Annual Meeting of Shareholders. Information about Ryerson’s directors and executive officers is available in Ryerson’s proxy statement dated March 5, 2025, for its 2025 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Item 9.01 Financial Statements and Exhibits.

d) Exhibits

The following exhibits are being furnished or filed, as applicable, with this Current Report on Form 8-K:

Exhibit Number	Exhibit Title or Description
99.1	Ryerson Holding Corporation press release dated October 28, 2025.

99.2	Ryerson Holding Corporation quarterly release presentation dated October 28, 2025.

99.3	Ryerson Holding Corporation and Olympic Steel, Inc. joint press release dated October 28, 2025.

99.4	Ryerson Holding Corporation and Olympic Steel, Inc. joint presentation dated October 28, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RYERSON HOLDING CORPORATION

Date:	October 28, 2025	By:	/s/ James. J. Claussen
Executive Vice President and Chief Financial Officer

Exhibit 99.1

Ryerson Reports Third Quarter 2025 Results

Executed on self-help actions to achieve revenue within guidance range against backdrop of protracted weak demand and tariff pricing conditions

CHICAGO – October 28, 2025 – Ryerson Holding Corporation (NYSE: RYI), a leading value-added processor and distributor of industrial metals, today reported results for the third quarter ended September 30, 2025.

Highlights:

•
Generated third quarter revenue of $1.16 billion, in-line with guidance, with average selling prices up 2.6% and tons shipped down 3.2% compared to the prior quarter
•
Generated net loss attributable to Ryerson Holding Corporation of $14.8 million, or diluted loss per share of $0.46, and Adjusted EBITDA, excluding LIFO1 of $40.3 million
•
Ended the third quarter with debt of $500 million and net debt2 of $470 million, compared to $510 million and $479 million, respectively, as of the end of the second quarter
•
Declared a fourth-quarter 2025 dividend of $0.1875 per share

A reconciliation of non-GAAP financial measures to the comparable GAAP measure is included below in this news release.

$ in millions, except tons (in thousands), average selling prices, and earnings per share

Financial Highlights:	Q3 2025	Q2 2025	Q3 2024	QoQ	YoY	9MO 2025	9MO 2024	YoY

Revenue	$1,161.5	$1,169.3	$1,126.6	(0.7)%	3.1%	$3,466.5	$3,591.3	(3.5)%
Tons shipped	485	501	485	(3.2)%	—	1,486	1,490	(0.3)%
Average selling price/ton	$2,395	$2,334	$2,323	2.6%	3.1%	$2,333	$2,410	(3.2)%
Gross margin	17.2%	17.9%	17.9%	-70 bps	-70 bps	17.7%	17.9%	-20 bps
Gross margin, excl. LIFO(1)	18.3%	19.0%	16.3%	-70 bps	200 bps	18.6%	17.2%	140 bps
Warehousing, delivery, selling, general, and administrative expenses	$200.5	$203.6	$196.9	(1.5)%	1.8%	$606.2	$612.7	(1.1)%
As a percentage of revenue	17.3%	17.4%	17.5%	-10 bps	-20 bps	17.5%	17.1%	40 bps
Net income (loss) attributable to Ryerson Holding Corporation	$(14.8)	$1.9	$(6.6)	878.9%	124.2%	$(18.5)	$(4.3)	330.2%
Diluted earnings (loss) per share	$(0.46)	$0.06	$(0.20)	$(0.52)	$(0.26)	$(0.58)	$(0.13)	$(0.45)
Adjusted diluted earnings (loss) per share	$(0.46)	$0.08	$(0.20)	$(0.54)	$(0.26)	$(0.55)	$(0.05)	$(0.50)
Adj. EBITDA, excl. LIFO	$40.3	$45.0	$21.0	(10.4)%	91.9%	$118.1	$103.8	13.8%
Adj. EBITDA, excl. LIFO margin	3.5%	3.8%	1.9%	-30 bps	160 bps	3.4%	2.9%	50 bps

Balance Sheet and Cash Flow Highlights:
Total debt	$499.7	$510.2	$522.1	(2.1)%	(4.3)%	$499.7	$522.1	(4.3)%
Cash and cash equivalents	$29.8	$30.8	$35.0	(3.2)%	(14.9)%	$29.8	$35.0	(14.9)%
Net debt	$469.9	$479.4	$487.1	(2.0)%	(3.5)%	$469.9	$487.1	(3.5)%
Net debt / LTM Adj. EBITDA, excl. LIFO	3.7x	4.4x	3.8x	(0.7x)	(0.1x)	3.7x	3.8x	(0.1x)
Cash conversion cycle (days)	68.2	66.3	79.3	1.9	(11.1)	67.1	76.5	(9.4)
Net cash provided by (used in) operating activities	$(8.3)	$23.8	$134.6	$(32.1)	$(142.9)	$(25.7)	$112.7	$(138.4)

Management Commentary

Eddie Lehner, Ryerson’s President, Chief Executive Officer & Director, said, “During the third quarter, we executed on our self-help playbook, delivering on perennial service center fundamentals of speed, availability, consistency, and on-time-delivery as we effectively managed the business amidst a procession of challenges that have endured for 36 months running. As the Purchasing Manager's Index (PMI) continues to live at recessed levels for 33 out of the past 36 months and MSCI (Metals Service Center Industry) demand has declined year over year, it is a buyer’s market evidenced by discounting and smaller orders sizes. Areas of particular weakness in the quarter were OEM contract shipments and carbon steel margin compression. Areas of strength were transactional sales growth and further operationalization of new investments made over the past three years. We generated revenue and shipments within our guidance range while reducing debt, taking out non-value-added expenses, and managing net working capital efficiently. I would like to thank all of my colleagues for their safe, productive and determined efforts throughout the quarter and year-to-date as we position Ryerson for better times ahead.”

Third Quarter Results

Ryerson generated net sales of $1.16 billion in the third quarter of 2025, a decrease of 0.7% compared to the prior quarter but within our guidance range. Average selling prices increased by 2.6% while tons shipped decreased by 3.2% quarter-over-quarter. Third quarter revenue performance reflects tariff supported pricing for our carbon and aluminum products partially offset by weak demand conditions.

Market conditions placed pressure on gross margin during the third quarter, resulting in a 70 basis point contraction to 17.2%, compared to 17.9% for the second quarter of 2025. LIFO expense recorded for the third quarter was consistent with that of the second, $13.2 million, reflective of continued commodity price inflation in our stainless steel and aluminum product categories during the period. Excluding the impact of LIFO, gross margin contracted by 70 basis points to 18.3% in the third quarter of 2025 compared to 19.0% in the second quarter.

Third quarter warehousing, delivery, selling, general, and administrative expenses of $200.5 million represents a decrease of $3.1 million, or 1.5% compared to the second quarter of 2025. Sequential expense decreases were driven by lower variable expenses. Compared to the prior year period, third quarter 2025 operating expenses increased by $3.6 million, or 1.8%, on a nominal basis, but decreased as a percentage of sales by 20 basis points to 17.3%.

Net loss attributable to Ryerson Holding Corporation for the third quarter of 2025 was $14.8 million, or $0.46 per diluted share, compared to net income of $1.9 million, or $0.06 per diluted share, in the previous quarter. Ryerson generated Adjusted EBITDA, excluding LIFO of $40.3 million in the third quarter of 2025 compared to $45.0 million in the second quarter of 2025.

Liquidity & Debt Management

In the third quarter, Ryerson recorded use of cash from operating activities of $8.3 million, driven by the net loss generated. This compares to operating cash generation of $23.8 million in the second quarter. The Company ended the third quarter of 2025 with debt of $500 million and net debt of $470 million, a sequential decrease of $10 million and $9 million, respectively, compared to the second quarter of 2025. Ryerson’s global liquidity, composed of cash and cash equivalents and availability on its revolving credit facilities, was $521 million as of September 30, 2025, compared to $485 million as of June 30, 2025.

Shareholder Return Activity

Dividends. On October 28, 2025, the Board of Directors declared a quarterly cash dividend of $0.1875 per share of common stock, payable on December 18, 2025, to stockholders of record as of December 4, 2025. During the third quarter of 2025, Ryerson’s quarterly dividend amounted to a cash return of $6.0 million.

Share Repurchases and Authorization. Ryerson did not repurchase shares during the third quarter of 2025. As of September 30, 2025, $38.4 million remained under the existing authorization.

Olympic Merger Agreement.

On October 28, 2025, the Company entered into a definitive merger agreement to acquire Olympic Steel, Inc. (“Olympic”). Under the terms and subject to the conditions of the merger agreement, shares of Olympic will be converted into the right to receive shares of common stock of the Company based upon a fixed exchange ratio as well as cash in lieu of fractional shares. The consummation of the Olympic acquisition is subject to certain customary closing conditions, including approval by stockholders of both the Company and Olympic.

Outlook Commentary

For the fourth quarter of 2025, Ryerson expects customer shipments to decrease by 5% to 7% quarter-over-quarter, reflecting normal seasonality patterns as well as the soft manufacturing and industrial metal demand conditions. The Company anticipates fourth quarter net sales to be in the range of $1.07 billion to $1.11 billion, with average selling prices flat to up 2%. LIFO expense is expected to be between $10 million to $14 million. Adjusted EBITDA, excluding LIFO, therefore, is expected to be in the range of $33 million to $37 million and loss per diluted share in the range of $0.28 to $0.22.

Third Quarter 2025 Major Product Metrics
Net Sales (millions)
	Q3 2025	Q2 2025	Q3 2024	Quarter-over-quarter	Year-over-year

Carbon Steel	$584	$578	$585	1.0%	(0.2%)
Aluminum	$287	$306	$250	(6.2%)	14.8%
Stainless Steel	$271	$271	$276	-	(1.8%)

Tons Shipped (thousands)
	Q3 2025	Q2 2025	Q3 2024	Quarter-over-quarter	Year-over-year

Carbon Steel	381	391	382	(2.6%)	(0.3%)
Aluminum	45	50	44	(10.0%)	2.3%
Stainless Steel	57	60	58	(5.0%)	(1.7%)

Average Selling Prices (per ton)
	Q3 2025	Q2 2025	Q3 2024	Quarter-over-quarter	Year-over-year

Carbon Steel	$1,533	$1,478	$1,531	3.7%	0.1%
Aluminum	$6,378	$6,120	$5,682	4.2%	12.2%
Stainless Steel	$4,754	$4,517	$4,759	5.3%	(0.1%)

Year to Date 2025 Major Product Metrics
		Net Sales (millions)
		YTD 2025	YTD 2024	Year-over-year

Carbon Steel		$1,725	$1,873	(7.9%)
Aluminum		$868	$806	7.7%
Stainless Steel		$823	$859	(4.2%)

		Tons Shipped (thousands)
		YTD 2025	YTD 2024	Year-over-year

Carbon Steel		1,161	1,163	(0.2%)
Aluminum		143	143	-
Stainless Steel		178	178	-

		Average Selling Prices (per ton)
		YTD 2025	YTD 2024	Year-over-year

Carbon Steel		$1,486	$1,610	(7.7%)
Aluminum		$6,070	$5,636	7.7%
Stainless Steel		$4,624	$4,826	(4.2%)

Earnings Call Information

Ryerson will host a conference call to discuss third quarter 2025 financial results for the period ended September 30, 2025, on Wednesday, October 29, 2025, at 10 a.m. Eastern Time. The live online broadcast will be available on the Company’s investor relations website, ir.ryerson.com. A replay will be available at the same website for 90 days.

About Ryerson

Ryerson is a leading value-added processor and distributor of industrial metals, with operations in the United States, Canada, Mexico, and China. Founded in 1842, Ryerson has approximately 4,300 employees and over 110 locations. Visit Ryerson at www.ryerson.com.

Ryerson Investor Relations:

investorinfo@ryerson.com

Notes:

1For EBITDA, Adjusted EBITDA, Adjusted EBITDA excluding LIFO and gross margin excluding LIFO please see Schedule 2

2Net debt is defined as long term debt plus short term debt less cash and cash equivalents and excludes restricted cash

Legal Disclaimer
The contents herein are provided for general information purposes only and do not constitute an offer to sell or purchase, or a solicitation of an offer to purchase, any security (“Security”) of the Company or its affiliates (“Ryerson”) in any jurisdiction. Ryerson does not intend to solicit, and is not soliciting, any action with respect to any Security or any other contractual relationship with Ryerson. Nothing in this release, individually or taken in the aggregate, constitutes an offer of securities for sale or purchase, or a solicitation of an offer to purchase, any Security in the United States, or to U.S. persons, or in any other jurisdiction in which such an offer or solicitation is unlawful.

Safe Harbor Provision
FORWARD-LOOKING STATEMENTS

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect Ryerson’s and Olympic Steel’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving Ryerson and Olympic Steel, including future financial and operating results, Ryerson’s and Olympic Steel’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Ryerson and Olympic Steel shareholder approvals; the risk that Ryerson and Olympic Steel may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to the consummation of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction, including as related to any government shutdown; the risk that the businesses will not be integrated successfully or will be more costly or difficult than expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected or that the proposed transaction may be less accretive than expected; the risk that the merger will not provide shareholders with increased earnings potential; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Ryerson’s or Olympic Steel’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; adverse economic conditions; highly cyclical fluctuations resulting from, among others, seasonality, market uncertainty, and costs of goods sold; each company’s ability to remain competitive and maintain market share in the highly competitive and fragmented metals distribution industry; managing the costs of purchased metals relative to the price at which each company sells its products during periods of rapid price escalation or deflation; customer, supplier and competitor consolidation, bankruptcy or insolvency; the impairment of goodwill that could result from, among other things, volatility in the markets in which each company operates; the impact of geopolitical events; future funding for postretirement employee benefits may require substantial payments from current cash flow; the regulatory and other operational risks associated with our operations located outside of the United States; currency rate fluctuations; the adequacy of each company’s efforts to mitigate cyber security risks and threats; reduced production schedules, layoffs or work stoppages by each company’s own, its suppliers’, or customers’ personnel; any underfunding of certain employee retirement benefit plans and the actual costs exceeding current estimates; prolonged disruption of each company’s processing centers; failure to manage potential conflicts of interest between or among customers or suppliers of each company; unanticipated changes to, or any inability to hire and retain key personnel at either company; currency exchange rate fluctuations; the incurrence of substantial costs of liabilities to comply with, or as a result of, violations of environmental laws; the risk of product liability claims; either company’s indebtedness or covenants in the instruments governing such indebtedness; the influence of a single investor group over the either company’s policies and procedures; and other risks inherent in Ryerson’s and Olympic Steel’s businesses and other factors described in Ryerson’s and Olympic Steel’s respective filings with the Securities and Exchange Commission (the “SEC”). Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Ryerson and Olympic Steel, or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements are based on the estimates and opinions of management as of the date of this communication; subsequent events and developments may cause their assessments to change. Neither Ryerson nor Olympic Steel undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law and they specifically disclaim any obligation to do so. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ryerson and Olympic Steel intend to file a joint proxy statement with the SEC and Ryerson intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Ryerson and Olympic Steel and that will also constitute a prospectus of Ryerson. Each of Ryerson and Olympic Steel may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Olympic Steel or Ryerson may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Ryerson and Olympic Steel. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OLYMPIC STEEL, RYERSON, AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Olympic Steel, Ryerson and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Ryerson may be obtained free of charge by directing a request by mail to Ryerson’s Corporate Secretary at Ryerson Holding Corporation, Attention: Secretary, 227 W. Monroe St., 27th Floor, Chicago, Illinois, 60606. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Olympic Steel may be obtained free of charge by directing a request by mail to Olympic Steel’s Chief Financial Officer at Olympic Steel, Inc., 22901 Millcreek Boulevard, Suite 650, Highland Hills, OH, Attention: Chief Financial Officer.

PARTICIPANTS IN THE SOLICITATION

Olympic Steel, Ryerson and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed transaction. Information about Olympic Steel’s directors and executive officers is available in Olympic Steel’s proxy statement dated March 28, 2025 for its 2025 Annual Meeting of Shareholders. Information about Ryerson’s directors and executive officers is available in Ryerson’s proxy statement dated March 5, 2025, for its 2025 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES
Selected Income and Cash Flow Data - Unaudited
(Dollars and Shares in Millions, except Per Share and Per Ton Data)

	2025		2024	First Nine Months Ended
	Third	Second	Third	September 30,
	Quarter	Quarter	Quarter	2025	2024

NET SALES	$1,161.5	$1,169.3	$1,126.6	$3,466.5	$3,591.3
Cost of materials sold	962.0	959.9	924.6	2,853.2	2,948.2
Gross profit	199.5	209.4	202.0	613.3	643.1
Warehousing, delivery, selling, general, and administrative	200.5	203.6	196.9	606.2	612.7
Gain on insurance settlement	—	—	(1.3)	—	(1.3)
Restructuring and other charges	—	—	1.1	—	2.8
OPERATING PROFIT (LOSS)	(1.0)	5.8	5.3	7.1	28.9
Other income and (expense), net	0.8	(2.3)	(0.2)	(1.2)	1.4
Interest and other expense on debt	(10.1)	(9.8)	(11.5)	(29.4)	(32.9)
LOSS BEFORE INCOME TAXES	(10.3)	(6.3)	(6.4)	(23.5)	(2.6)
Provision (benefit) for income taxes	4.1	(8.4)	(0.4)	(5.9)	0.5
NET INCOME (LOSS)	(14.4)	2.1	(6.0)	(17.6)	(3.1)
Less: Net income attributable to noncontrolling interest	0.4	0.2	0.6	0.9	1.2
NET INCOME (LOSS) ATTRIBUTABLE TO RYERSON HOLDING CORPORATION	$(14.8)	$1.9	$(6.6)	$(18.5)	$(4.3)
EARNINGS (LOSS) PER SHARE
Basic	$(0.46)	$0.06	$(0.20)	$(0.58)	$(0.13)
Diluted	$(0.46)	$0.06	$(0.20)	$(0.58)	$(0.13)
Shares outstanding - basic	32.2	32.2	32.7	32.1	33.6
Shares outstanding - diluted	32.2	32.4	32.7	32.1	33.6

Dividends declared per share	$0.1875	$0.1875	$0.1875	$0.5625	$0.5625

Supplemental Data :
Tons shipped (000)	485	501	485	1,486	1,490
Shipping days	64	64	64	191	192
Average selling price/ton	$2,395	$2,334	$2,323	$2,333	$2,410
Gross profit/ton	411	418	416	413	432
Operating profit (loss)/ton	(2)	12	11	5	19
LIFO expense (income) per ton	27	26	(37)	22	(18)
LIFO expense (income)	13.2	13.2	(18.1)	33.2	(27.1)
Depreciation and amortization expense	20.2	19.4	19.5	58.8	54.9
Cash flow provided by (used in) operating activities	(8.3)	23.8	134.6	(25.7)	112.7
Capital expenditures	(12.8)	(9.9)	(31.6)	(30.7)	(76.1)

See Schedule 1 for Condensed Consolidated Balance Sheets
See Schedule 2 for EBITDA and Adjusted EBITDA reconciliation
See Schedule 3 for Adjusted EPS reconciliation
See Schedule 4 for Free Cash Flow reconciliation
See Schedule 5 for Fourth Quarter 2025 Guidance reconciliation

Schedule 1
RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES
Condensed Consolidated Balance Sheets
(In millions, except shares)

	September 30,	December 31,
	2025	2024
Assets	(unaudited)
Current assets:
Cash and cash equivalents	$29.8	$27.7
Restricted cash	0.6	1.6
Receivables, less provisions of $3.2 at September 30, 2025 and $2.5 at December 31, 2024	520.9	425.6
Inventories	678.7	684.6
Prepaid expenses and other current assets	73.5	68.1
Total current assets	1,303.5	1,207.6
Property, plant, and equipment, at cost	1,157.4	1,152.0
Less: accumulated depreciation	550.1	515.3
Property, plant, and equipment, net	607.3	636.7
Operating lease assets	330.9	344.6
Other intangible assets	61.1	68.3
Goodwill	161.5	161.8
Deferred charges and other assets	25.7	20.5
Total assets	$2,490.0	$2,439.5
Liabilities
Current liabilities:
Accounts payable	$514.5	$440.8
Salaries, wages, and commissions	37.9	35.7
Other accrued liabilities	66.0	67.1
Short-term debt	1.5	0.7
Current portion of operating lease liabilities	33.2	32.1
Current portion of deferred employee benefits	3.8	3.7
Total current liabilities	656.9	580.1
Long-term debt	498.2	466.7
Deferred employee benefits	78.1	90.9
Noncurrent operating lease liabilities	323.7	334.6
Deferred income taxes	122.9	129.0
Other noncurrent liabilities	12.8	13.7
Total liabilities	1,692.6	1,615.0
Commitments and contingencies
Equity
Ryerson Holding Corporation stockholders' equity:
Preferred stock, $0.01 par value; 7,000,000 shares authorized and no shares issued at September 30, 2025 and December 31, 2024	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 40,363,173 and 39,899,093 shares issued at September 30, 2025 and December 31, 2024, respectively	0.4	0.4
Capital in excess of par value	429.9	423.5
Retained earnings	742.8	779.6

Treasury stock, at cost - Common stock of 8,164,148 shares at September 30, 2025 and 8,051,226 shares at December 31, 2024	(237.0)	(234.4)
Accumulated other comprehensive loss	(148.8)	(153.8)
Total Ryerson Holding Corporation Stockholders' Equity	787.3	815.3
Noncontrolling interest	10.1	9.2
Total Equity	797.4	824.5
Total Liabilities and Stockholders' Equity	$2,490.0	$2,439.5

Schedule 2
RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES
Reconciliations of Net Income (Loss) Attributable to Ryerson Holding Corporation to EBITDA and Gross profit to Gross profit excluding LIFO
(Dollars in millions)

	2025		2024	First Nine Months Ended
	Third	Second	Third	September 30,
	Quarter	Quarter	Quarter	2025	2024

Net income (loss) attributable to Ryerson Holding Corporation	$(14.8)	$1.9	$(6.6)	$(18.5)	$(4.3)
Interest and other expense on debt	10.1	9.8	11.5	29.4	32.9
Provision (benefit) for income taxes	4.1	(8.4)	(0.4)	(5.9)	0.5
Depreciation and amortization expense	20.2	19.4	19.5	58.8	54.9
EBITDA	$19.6	$22.7	$24.0	$63.8	$84.0
Gain on insurance settlement	—	(1.0)	(1.3)	(1.0)	(1.3)
Reorganization	7.3	5.0	15.8	16.3	48.6
Impairment charges on assets	0.1	1.8	—	1.9	—
Pension settlement loss	—	—	—	—	2.2
Benefit plan curtailment gain	—	—	—	—	(0.3)
Foreign currency transaction (gains) losses	(1.1)	2.7	0.6	1.6	(1.0)
Purchase consideration and other transaction costs (credits)	0.3	0.5	(0.4)	1.2	(1.4)
Other adjustments	0.9	0.1	0.4	1.1	0.1
Adjusted EBITDA	$27.1	$31.8	$39.1	$84.9	$130.9

Adjusted EBITDA	$27.1	$31.8	$39.1	$84.9	$130.9
LIFO expense (income)	13.2	13.2	(18.1)	33.2	(27.1)
Adjusted EBITDA, excluding LIFO expense (income)	$40.3	$45.0	$21.0	$118.1	$103.8

Net sales	$1,161.5	$1,169.3	$1,126.6	$3,466.5	$3,591.3

Adjusted EBITDA, excluding LIFO expense (income), as a percentage of net sales	3.5%	3.8%	1.9%	3.4%	2.9%

Gross profit	$199.5	$209.4	$202.0	$613.3	$643.1

Gross margin	17.2%	17.9%	17.9%	17.7%	17.9%

Gross profit	$199.5	$209.4	$202.0	$613.3	$643.1
LIFO expense (income)	13.2	13.2	(18.1)	33.2	(27.1)
Gross profit, excluding LIFO expense (income)	$212.7	$222.6	$183.9	$646.5	$616.0

Gross margin, excluding LIFO expense (income)	18.3%	19.0%	16.3%	18.6%	17.2%

Note: EBITDA represents net income before interest and other expense on debt, provision for income taxes, depreciation, and amortization. Adjusted EBITDA gives further effect to, among other things, gain on insurance settlement, reorganization expenses, impairment charges on assets, pension settlement loss, benefit plan curtailment gain, foreign currency transaction gains and losses, and purchase consideration and other transaction costs (credits). We believe that the presentation of EBITDA, Adjusted EBITDA, and Adjusted EBITDA, excluding LIFO expense (income), provides useful information to investors regarding our operational performance because they enhance an investor’s overall understanding of our core financial performance and provide a basis of comparison of results between current, past, and future periods. We also disclose the metric Adjusted EBITDA, excluding LIFO expense (income), to provide a means of comparison amongst our competitors who may not use the same basis of accounting for inventories. EBITDA, Adjusted EBITDA, and Adjusted EBITDA, excluding LIFO expense (income), are three of the primary metrics management uses for planning and forecasting in future periods, including trending and analyzing the core operating performance of our business without the effect of U.S. generally accepted accounting principles, or GAAP, expenses, revenues, and gains (losses) that are unrelated to the day to day performance of our business. We also establish compensation programs for our executive management and regional employees that are based upon the achievement of pre-established EBITDA, Adjusted EBITDA, and Adjusted EBITDA, excluding LIFO expense (income), targets. We also use EBITDA, Adjusted EBITDA, and Adjusted EBITDA, excluding LIFO expense (income), to benchmark our operating performance to that of our competitors. EBITDA, Adjusted EBITDA, and Adjusted EBITDA, excluding LIFO expense (income), do not represent, and should not be used as a substitute for, net income or cash flows from operations as determined in accordance with generally accepted accounting principles, and neither EBITDA, Adjusted EBITDA, and Adjusted EBITDA, excluding LIFO expense (income), is necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. This release also presents gross margin, excluding LIFO expense (income), which is calculated as gross profit minus LIFO expense (income), divided by net sales. We have excluded LIFO expense from gross margin and Adjusted EBITDA as a percentage of net sales metrics in order to provide a means of comparison amongst our competitors who may not use the same basis of accounting for inventories as we do. Our definitions of EBITDA, Adjusted EBITDA, Adjusted EBITDA, excluding LIFO expense (income), gross margin, excluding LIFO expense (income), and Adjusted EBITDA, excluding LIFO expense (income), as a percentage of sales may differ from that of other companies.

Schedule 3
RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES
Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss) and Adjusted Earnings (Loss) per Share
(Dollars and Shares in Millions, Except Per Share Data)

	2025		2024	First Nine Months Ended
	Third	Second	Third	September 30,
	Quarter	Quarter	Quarter	2025	2024

Net income (loss) attributable to Ryerson Holding Corporation	$(14.8)	$1.9	$(6.6)	$(18.5)	$(4.3)

Gain on insurance settlement	—	(1.0)	(1.3)	(1.0)	(1.3)
Restructuring and other charges	—	—	1.1	—	2.8
Impairment charges on assets	0.1	1.8	—	1.9	—
Pension settlement loss	—	—	—	—	2.2
Benefit plan curtailment gain	—	—	—	—	(0.3)
Provision (benefit) for income taxes	—	(0.2)	0.1	(0.2)	(0.8)

Adjusted net income (loss) attributable to Ryerson Holding Corporation	$(14.7)	$2.5	$(6.7)	$(17.8)	$(1.7)

Adjusted diluted earnings (loss) per share	$(0.46)	$0.08	$(0.20)	$(0.55)	$(0.05)

Shares outstanding - diluted	32.2	32.4	32.7	32.1	33.6

Note: Adjusted net income (loss) and Adjusted earnings (loss) per share is presented to provide a means of comparison with periods that do not include similar adjustments.

Schedule 4
RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES
Cash Flow from Operations to Free Cash Flow Yield
(Dollars in Millions)

	2025		2024	First Nine Months Ended
	Third	Second	Third	September 30,
	Quarter	Quarter	Quarter	2025	2024

Net cash provided by (used in) operating activities	$(8.3)	$23.8	$134.6	$(25.7)	$112.7
Capital expenditures	(12.8)	(9.9)	(31.6)	(30.7)	(76.1)
Proceeds from sales of property, plant, and equipment	2.3	0.2	0.4	2.6	1.9
Free cash flow	$(18.8)	$14.1	$103.4	$(53.8)	$38.5

Market capitalization	$736.1	$694.5	$634.0	$736.1	$634.0

Free cash flow yield	(2.6)%	2.0%	16.3%	(7.3)%	6.1%

Note: Market capitalization is calculated using September 30, 2025, June 30, 2025, and September 30, 2024 stock prices and shares outstanding.

Schedule 5
RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES
Reconciliation of Fourth Quarter 2025 Net Income (Loss) Attributable to Ryerson Holding Corporation to Adj. EBITDA, excl. LIFO Guidance
(Dollars in Millions, except Per Share Data)
	Fourth Quarter 2025
	Low	High
Net loss attributable to Ryerson Holding Corporation	$(9)	$(7)

Diluted loss per share	$(0.28)	$(0.22)

Interest and other expense on debt	9	10
Benefit for income taxes	(4)	(3)
Depreciation and amortization expense	22	23
EBITDA	$18	$23
Adjustments	1	4
Adjusted EBITDA	$19	$27
LIFO expense	14	10
Adjusted EBITDA, excluding LIFO expense	$33	$37

Note: See the note within Schedule 2 for a description of EBITDA and Adjusted EBITDA.

Exhibit 99.2

Ryerson Quarterly Release Presentation

Q3 2025

RYERSON

Important Information About Ryerson Holding Corporation

These materials do not constitute an offer or solicitation to purchase or sell securities of Ryerson Holding Corporation ("Ryerson" or "the Company") or its subsidiaries and no investment decision should be made based upon the information provided herein. Ryerson strongly urges you to review its filings with the Securities and Exchange Commission, which can be found at **https://ir.ryerson.com/financials/sec-filings/default.aspx.** This site also provides additional information about Ryerson.

Safe Harbor Provision

Certain statements made in this release and other written or oral statements made by or on behalf of the Company constitute "forward-looking statements" within the meaning of the federal securities laws, including statements regarding our future performance, as well as management's expectations, beliefs, intentions, plans, estimates, objectives, or projections relating to the future. Such statements can be identified by the use of forward-looking terminology such as "objectives," "goals," "preliminary," "range," "believes," "expects," "may," "estimates," "will," "should," "plans," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. The Company cautions that any such forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of various factors. Among the factors that significantly impact our business are: the cyclicality of our business; the highly competitive, volatile, and fragmented metals industry in which we operate; the impact of geopolitical events; fluctuating metal prices; our indebtedness and the covenants in instruments governing such indebtedness; the integration of acquired operations; regulatory and other operational risks associated with our operations located inside and outside of the United States; the influence of a single investor group over our policies and procedures; work stoppages; obligations under certain employee retirement benefit plans; currency fluctuations; and consolidation in the metals industry. Forward-looking statements should, therefore, be considered in light of various factors, including those set forth above and those set forth under "Risk Factors" in our most recent annual report on Form 10-K for the year ended December 31, 2024, and in our other filings with the Securities and Exchange Commission. Moreover, we caution against placing undue reliance on these statements, which speak only as of the date they were made. The Company does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events or circumstances, new information or otherwise.

Non-GAAP Measures

Certain measures contained in these slides or the related presentation are not measures calculated in accordance with generally accepted accounting principles ("GAAP"). They should not be considered a replacement for GAAP results. Non-GAAP financial measures appearing in these slides are identified in the footnotes. A reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures is included in the Appendix.

2

Q3 MARKET & PERFORMANCE

RYERSON

Commodity prices since Dec. 2020
CRU HRC
LME Aluminum
LME Nickel
Futures
3.0
2.5
2.0
1.5
1.0
0.5
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25

U.S. ISM Purchasing Managers Index
47.5
46.9
48.4
49.2
50.9
50.3
49.0
48.7
48.5
49.0
48
48.7
49.1
Sep-24
Dec-24
Mar-25
Jun-25
Sep-25
PMI
50% Threshold

Sources: Bloomberg, prices through October 27, 2025; US ISM Purchasing Managers Index from Trading Economics

Q3 2025 Performance Highlights

- **$1.16B in revenue**, in-line with guidance, with average selling prices up 2.6% and tons shipped down 3.2% compared to the prior quarter
- **Net loss of $14.8M**[1], or diluted loss per share of $0.46, and **Adjusted EBITDA, excluding LIFO**[2] **of $40.3M**
- Debt of $500M and net debt[3] of $470M, a sequential decrease of $10M and $9M, respectively
- Declared a fourth-quarter 2025 **dividend of $0.1875 per share**

[1]Net loss attributable to Ryerson Holding Corporation; [2]For EBITDA, Adjusted EBITDA and Adj EBITDA excluding LIFO please see Appendix; [3]Net Debt is defined as Long Term Debt plus Short-Term Debt less Cash and Cash Equivalents and excludes Restricted Cash

3

Q4 2025 GUIDANCE

RYERSON

Net sales	Net Loss[1]	Adj. EBITDA, excl. LIFO
$1.07 - 1.11B	$(9) – (7M)	$33 - 37M

Third quarter guidance assumes:

- **Shipments down 5 to 7%** as we expect typical fourth quarter seasonality patterns with customer production slowing around the holidays paired with persisting demand challenges
- **Average selling prices flat to up 2%** as we expect that the current tariff structure will remain supportive

Diluted Earnings (loss) per Share

($0.20)
(0.20)
(0.13)
(0.14)
(0.18)
(0.18)
0.06
0.08
(0.46)
(0.46)
(0.25)
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Diluted income (loss)
Adjusted Diluted income (loss) 2

[1]Net loss attributable to Ryerson Holding Corporation; [2]Diluted EPS of $(0.25) represents the midpoint of our $(0.28) –$(0.22) guidance range. See Ryerson's 8-K filed on October 28, 2025

4

CAPITAL MANAGEMENT

RYERSON

Liquidity & Net Debt, $M
$487
$440
$464
$479
$470
$491
$451
$490
$485
$521
Q3 24
Q4 24
Q1 25
Q2 25
Q3 25
Liquidity
Net Debt

- Net Leverage of 3.7x in Q3 '25 remains above but moves closer to target range of 0.5x to 2.0x
- Global liquidity remained strong at $521 million

$491
$451
$490
$485
$521
35
47
409
28
47
376
34
47
409
31
47
407
30
48
443
Q3 24
Q4 24
Q1 25
Q2 25
Q3 25
Cash and Cash Equivalents
Foreign Availability
North American Availability

A reconciliation of Net Debt as well as other non-GAAP financial measures to comparable GAAP measures is included in the Appendix. See Ryerson's 8-K filed on October 28, 2025.

5

Q3 2025 KEY FINANCIAL METRICS

RYERSON

Net Sales	Gross Margin	Net Loss[1]	Diluted Loss per Share	Total Debt
$1.16B -0.7% QoQ	17.2% (70) bps QoQ	$14.8M -$16.7M QoQ	($0.46) -$0.52 QoQ	$500M -$10M QoQ
Tons Shipped	**Gross Margin, excl. LIFO**	**Adj. EBITDA excl. LIFO**	**Adjusted Diluted Loss per Share**	**Net Debt**
485k -3.2% QoQ	18.3% -70 bps QoQ	$40.3M -$4.7M QoQ	($0.46) -$0.54 QoQ	$470M -$9M QoQ

[1] Net income (loss) attributable to Ryerson Holding Corporation; A reconciliation of non-GAAP financial measures to the comparable GAAP measure is included in the Appendix. See Ryerson's 8-K filed on October 28, 2025.

6

INTELLIGENT NETWORK

RYERSON

- **Diversified** (metals mix, ~40k customers, ~75k products)
- **Availability,** speed, ease, consistency
- Hundreds of “virtual” locations
- **24/7** e-commerce
- **Digitalized** customer experience
- Building the **value chain of the future**

7

RYERSON

FAMILY OF COMPANIES

APOGEE

BLP

SW&C

eXcelsior

IFANELLO

fay industries
steel ✦ saw cutting

Guy METALS

Hudson
TOOL STEEL CORPORATION

HOWARD
PRECISION METALS INC.

Laserflex

NORLEN

PRODUCTION METALS

SFI-GRAY STEEL
STEEL
HOUSTON, TEXAS

SPECIALTY METALS PROCESSING INC.
smp

STS

SUNBELT-TURRET STEEL

TEXAS STEEL
PROCESSING

TSA
PROCESSING

QUARTERLY FINANCIAL HIGHLIGHTS

RYERSON

Tons Sold (000's)
485
447
500
501
485
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

Average Selling Price Per Ton
$2,323
$2,254
$2,271
$2,334
$2,395
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

Gross Margin & Gross Margin, excl. LIFO
Gross Margin %
Gross Margin, excl. LIFO
17.9%
16.3%
19.0%
16.4%
18.0%
18.6%
17.9%
19.0%
17.2%
18.3%
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

Net Income (Loss) & Adj. EBITDA excl. LIFO
Adj. EBITDA, excl. LIFO
Net Income (Loss)*
21.0
(6.6)
10.3
(4.3)
32.8
(5.6)
45.0
1.9
40.3
(14.8)
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

*Net Income (Loss) attributable to Ryerson Holding Corporation; A reconciliation of non-GAAP financial measures to the comparable GAAP measure is included in this Appendix

10

NON-GAAP RECONCILIATION: ADJUSTED EBITDA, EXCL. LIFO

RYERSON

($M)	Q4 '23	Q1 '24	Q2 '24	Q3 '24	Q4 '24	Q1 '25	Q2 '25	Q3 '25
Tons Sold (000's)	450	497	508	485	447	500	501	485
Net Sales	**$ 1,112.4**	**$ 1,239.2**	**$ 1,225.5**	**$ 1,126.6**	**$ 1,007.4**	**$ 1,135.7**	**$ 1,169.3**	**$ 1,161.5**
Gross Profit	247.2	217.6	223.5	202.0	191.1	204.4	209.4	199.5
Gross Margin	*22.2%*	*17.6%*	*18.2%*	*17.9%*	*19.0%*	*18.0%*	*17.9%*	*17.2%*
LIFO expense (income)	(59.3)	1.0	(10.0)	(18.1)	(25.4)	6.8	13.2	13.2
Gross Profit, excluding LIFO	**$ 187.9**	**$ 218.6**	**$ 213.5**	**$ 183.9**	**$ 165.7**	**$ 211.2**	**$ 222.6**	**$ 212.7**
Gross Margin, excluding LIFO	*16.9%*	*17.6%*	*17.4%*	*16.3%*	*16.4%*	*18.6%*	*19.0%*	*18.3%*
Net income (loss) attributable to Ryerson Holding Corporation	**$ 25.8**	**$ (7.6)**	**$ 9.9**	**$ (6.6)**	**$ (4.3)**	**$ (5.6)**	**$ 1.9**	**$ (14.8)**
Interest and other expense on debt	9.5	10.1	11.3	11.5	10.1	9.5	9.8	10.1
Provision (benefit) for income taxes	7.5	(2.1)	3.0	(0.4)	(0.6)	(1.6)	(8.4)	4.1
Depreciation and amortization expense	20.1	17.4	18.0	19.5	22.7	19.2	19.4	20.2
EBITDA	**$ 62.9**	**$ 17.8**	**$ 42.2**	**$ 24.0**	**$ 27.9**	**$ 21.5**	**$ 22.7**	**$ 19.6**
Reorganization	21.0	20.1	12.7	15.8	9.5	4.0	5.0	7.3
Gain on insurance settlements	-	-	-	(1.3)	(0.3)	-	(1.0)	-
Benefit Plan curtailment gain	(0.8)	(0.3)	-	-	-	-	-	-
Foreign currency transaction (gains) losses	0.7	(1.2)	(0.4)	0.6	(3.2)	-	2.7	(1.1)
Pension settlement (gain) loss	-	2.2	-	-	(0.1)	-	-	-
Impairment charges on assets	-	-	-	-	-	-	1.8	0.1
Purchase consideration and other transaction costs (credits)	0.5	0.1	(1.1)	(0.4)	0.6	0.4	0.5	0.3
Other adjustments	0.9	0.5	(0.8)	0.4	1.3	0.1	0.1	0.9
Adjusted EBITDA	**$ 85.2**	**$ 39.2**	**$ 52.6**	**$ 39.1**	**$ 35.7**	**$ 26.0**	**$ 31.8**	**$ 27.1**
LIFO expense (income)	(59.3)	1.0	(10.0)	(18.1)	(25.4)	6.8	13.2	13.2
Adjusted EBITDA, excluding LIFO	**$ 25.9**	**$ 40.2**	**$ 42.6**	**$ 21.0**	**$ 10.3**	**$ 32.8**	**$ 45.0**	**$ 40.3**
Adjusted EBITDA Margin, excluding LIFO	***2.3%***	***3.2%***	***3.5%***	***1.9%***	***1.0%***	***2.9%***	***3.8%***	***3.5%***

11

NON-GAAP RECONCILIATION: ADJUSTED NET INCOME (LOSS)

RYERSON

(Dollars and shares in millions, except per share data)	Q3 '24	Q4 '24	Q1 '25	Q2 '25	Q3 '25
Net income (loss) attributable to Ryerson Holding Corporation	**($6.6)**	**($4.3)**	**($5.6)**	**$1.9**	**($14.8)**
Restructuring and other charges	1.1	0.3	-	-	-
Impairment charges on assets	-	-	-	1.8	0.1
Gain on insurance settlement	(1.3)	(0.3)	-	(1.0)	-
Pension settlement gain	-	(0.1)	-	-	-
Provision (benefit) for income taxes	0.1	-	-	(0.2)	-
Adjusted net income (loss) attributable to Ryerson Holding Corporation	**($6.7)**	**($4.4)**	**($5.6)**	**$2.5**	**($14.7)**
Diluted earnings (loss) per share	**($0.20)**	**($0.13)**	**($0.18)**	**$0.06**	**($0.46)**
Adjusted diluted earnings (loss) per share	($0.20)	($0.14)	($0.18)	$0.08	($0.46)
Shares outstanding - diluted	32.7	31.8	31.9	32.4	32.2

12

NON-GAAP RECONCILIATION: LEVERAGE RATIO AND FREE CASH FLOW

RYERSON

($M)	2014	Q3 '24	Q4 '24	Q1 '25	Q2 '25	Q3 '25
Total debt	$1,242.1	$522.1	$467.4	$497.3	$510.2	$499.7
Less: cash and cash equivalents	($60.0)	(35.0)	(27.7)	(33.6)	(30.8)	(29.8)
Less: Fair value of AM Castle	($11.2)	-	-	-	-	-
Less: Restricted cash from sales of property, plant, and equipment	-	-	-	-	-	-
Net Debt	**$1,170.9**	**$487.1**	**$439.7**	**$463.7**	**$479.4**	**$469.9**
TTM Adj. EBITDA, excl. LIFO	$217.5	$129.7	$114.1	$106.7	$109.1	$128.4
Net Debt / Adj. EBITDA excl. LIFO	**5.4x**	**3.8x**	**3.9x**	**4.3x**	**4.4x**	**3.7x**

($M)	Q3 '24	Q4 '24	Q1 '25	Q2 '25	Q3 '25
Cash Flow from (used in) Operations	$134.6	$92.2	($41.2)	$23.8	($8.3)
Capital Expenditures	(31.6)	(23.5)	(8.0)	(9.9)	(12.8)
Proceeds from Sale of Property, Plant, and Equipment	0.4	0.2	0.1	0.2	2.3
Free Cash Flow	**$103.4**	**$68.9**	**($49.1)**	**$14.1**	**($18.8)**

13

NON-GAAP RECONCILIATION

RYERSON

($M)	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Tons Sold (000's)	2,024	1,897	1,903	2,000	2,268	2,381	2,009	2,095	2,029	1,943	1,937
Net Sales	3,622.2	3,167.2	2,859.7	3,364.7	4,408.4	4,501.6	3,466.6	5,675.3	6,323.6	5,108.7	4,598.7
Average Selling Price	*$1,790*	*$1,670*	*$1,503*	*$1,682*	*$1,944*	*$1,891*	*$1,726*	*$2,709*	*$3,117*	*$2,629*	*$2,374*
Gross Profit	593.8	567.7	570.6	582.5	758.1	827.9	621.1	1,146.8	1,310.1	1,021.6	834.2
Gross Profit per Ton	*293*	*299*	*300*	*291*	*334*	*348*	*309*	*547*	*646*	*526*	*431*
Gross Margin	*16.4%*	*17.9%*	*20.0%*	*17.3%*	*17.2%*	*18.4%*	*17.9%*	*20.2%*	*20.7%*	*20.0%*	*18.1%*
LIFO Expense (Income), net	42.3	(59.5)	(6.6)	19.9	90.2	(69.1)	(12.3)	366.4	(58.1)	(97.7)	(52.5)
Gross Profit, excluding LIFO	**636.1**	**508.2**	**564.0**	**602.4**	**848.3**	**758.8**	**608.8**	**1,513.2**	**1,252.0**	**923.9**	**781.7**
Gross Profit, excluding LIFO per Ton	*314*	*268*	*296*	*301*	*374*	*319*	*303*	*722*	*617*	*476*	*404*
Gross Margin, excluding LIFO	*17.6%*	*16.0%*	*19.7%*	*17.9%*	*19.2%*	*16.9%*	*17.6%*	*26.7%*	*19.8%*	*18.1%*	*17.0%*
Operating Expenses	507.4	459.1	437.4	472.5	618.9	617.1	556.5	601.6	731.4	793.5	802.7
Warehousing, delivery, selling, general and administrative expenses	509.2	450.8	436.4	472.5	614.7	636.8	554.3	711.2	735.2	793.5	801.2
Depreciation and amortization expense	45.6	43.7	42.5	47.1	52.9	58.4	53.9	55.9	59.0	62.5	77.6
IPO-related expenses	32.7	-	-	-	-	-	-	-	-	-	-
Warehousing, delivery, selling, general and administrative expenses excluding depreciation and amortization and IPO-related expenses	430.9	407.1	393.9	425.4	561.8	578.4	500.4	655.3	676.2	731.0	723.6
Warehousing, delivery, selling, general, and administrative expenses excluding depreciation and amortization % of net sales	*11.9%*	*12.9%*	*13.8%*	*12.6%*	*12.7%*	*12.8%*	*14.4%*	*11.5%*	*10.7%*	*14.3%*	*15.7%*
Net Income (Loss) attributable to Ryerson Holding Corporation	**(25.7)**	**(0.5)**	**18.7**	**17.1**	**106.0**	**82.4**	**(65.8)**	**294.3**	**391.0**	**145.7**	**(8.6)**
Interest and other expense on debt	107.4	96.3	89.9	91.0	99.2	93.2	76.4	51.0	33.2	34.7	43.0
Provision (benefit) for income taxes	(0.7)	3.7	7.2	(1.3)	10.3	32.5	(24.8)	93.7	131.4	47.3	(0.1)
Depreciation and amortization expense	45.6	43.7	42.5	47.1	52.9	58.4	53.9	55.9	59.0	62.5	77.6
EBITDA	**126.6**	**143.2**	**158.3**	**153.9**	**268.4**	**266.5**	**39.7**	**494.9**	**614.6**	**290.2**	**111.9**
Reorganization	5.4	9.7	6.6	4.1	6.1	9.3	13.1	3.5	6.9	35.7	58.1
Gain on sale of assets	(1.8)	(1.9)	-	-	-	(20.6)	-	(109.6)	(3.8)	-	-
Gain on settlements	(0.4)	(4.4)	-	-	-	(1.5)	-	-	-	-	(1.6)
Advisory service fee	28.3	-	-	-	-	-	-	-	-	-	-
(Gain) loss on retirement of debt	11.2	(0.3)	8.7	-	1.7	0.2	17.7	5.5	21.3	-	-
Benefit plan curtailment gain	-	-	-	-	-	-	-	-	-	(0.8)	(0.3)
Foreign currency transaction (gains) losses	(5.3)	(1.5)	3.9	2.0	(2.5)	1.1	(0.5)	(0.5)	1.3	1.1	(4.2)
Pension settlement charge	-	-	-	-	-	-	64.6	98.3	-	-	2.1
Impairment charges on assets	-	20.0	5.2	0.2	-	-	-	-	-	-	-
Gain on bargain purchase	-	-	-	-	(70.0)	-	-	-	(0.6)	-	-
Purchase consideration and other transaction costs (credits)	11.2	3.7	1.5	3.9	14.3	4.1	0.4	-	0.2	1.5	(0.8)
Other adjustments	-	-	0.4	0.1	(0.2)	0.1	(2.7)	2.1	0.2	1.1	1.4
Adjusted EBITDA	**175.2**	**168.5**	**184.6**	**164.2**	**217.8**	**259.2**	**132.3**	**494.2**	**640.1**	**328.8**	**166.6**
LIFO (Income) Expense, net	42.3	(59.5)	(6.6)	19.9	90.2	(69.1)	(12.3)	366.4	(58.1)	(97.7)	(52.5)
Adjusted EBITDA, excluding LIFO	**217.5**	**109.0**	**178.0**	**184.1**	**308.0**	**190.1**	**120.0**	**860.6**	**582.0**	**231.1**	**114.1**
Adjusted EBITDA Margin, excluding LIFO, net	*6.0%*	*3.4%*	*6.2%*	*5.5%*	*7.0%*	*4.2%*	*3.5%*	*15.2%*	*9.2%*	*4.5%*	*2.5%*

14

RYERSON.COM 3.0 - NEXTGEN ECOMMERCE

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- Investing in digitalization to improve the customer experience

15

INVESTING IN THE BUSINESS

RYERSON

University Park – New CS&W HQ ✓

- 900,000 sq ft facility
- Significant automation and technological enhancements

Shelbyville expansion ✓

- State-of-the-art cut-to-length line (CTL) and automated storage and retrieval system for sheet products

Centralia Pacific NW ✓

- 214,000 sq ft facility
- Advanced processing capabilities for sheet, plate, and long products

Ryerson.com 3.0 ✓

- Hub targeting transactional sales

RYERSON
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anytime.
1. What metal are you looking for?

Atlanta Tube Laser Center ✓

- Expanded tube processing facility

ERP Integration Progress ✓

- Opened cross-selling opportunities

16

NEXT PHASE TARGET SEQUENCE

RYERSON

PHASE 1 ✓	PHASE 2	PHASE 3
De-lever high-yield debt	**Invest** in modernization and automation/ cure legacy investment deficit	**Gain market share** vs MSCI[1]
Monetize legacy assets	**Integrate** North American service center network through common digital and ERP platforms	**Margin accretion** led by value-add and transactional sales growth, and supply chain and cost to serve efficiencies
Re-orient focus toward public shareholders	**Optimize** network to increase operating leverage and improve the customer experience	**Next phase targets** \$350 - \$400M thru-the-cycle adjusted EBITDA

[1]MSCI = Metals Service Center Institute, the industry benchmark for volume market share

17

10 YEAR PROGRESS

RYERSON

Improved Operating Model

Adj. EBITDA ex. LIFO[1]	
10-Year Total	$2.9B
Annual Average	$288M

Cash from Operations	
10-Year Total	$1.9B
Annual Average	$192M

Balance Sheet Transformation

Book Value of Equity

▲$950M
▲$29.5/share
$825M
-$125M
Dec '14
Dec '24

Net PP&E

▲$209M
$428M
$637M
Dec '14
Dec '24

Net Debt[2]

$1,171M
▼$731M
$440M
Dec '14
Dec '24

Pension Liability

▼$224M
$277M
$53M
Dec '14
Dec '24

Improved Capital Allocation

10-Year Total Investment	
Capex	$567M
Acquisitions	$482M

10-Year Total Shareholder Return	
Dividends	$76M
Repurchase	$217M

Share Repurchases	
2021- 2024 Shares Bought	(8M)
Shares at IPO	32M
Shares at YE '24	32M

[1]For EBITDA, Adjusted EBITDA and Adj EBITDA excluding LIFO please see Ryerson's 8-K filed on February 20, 2025; 10-year view represents 2015 - 2024; [2]Net debt is defined as long term debt plus short term debt less cash and cash equivalents and excludes restricted cash

18

Exhibit 99.3

Ryerson and Olympic Steel Announce Merger Agreement

(Chicago and Cleveland – October 28, 2025) – Ryerson Holding Corporation (NYSE: RYI), a leading value-added processor and distributor of industrial metals, and Olympic Steel, Inc. (NASDAQ: ZEUS), a leading U.S. metals service center, announced today that they have entered into a definitive agreement to merge. The merger will enhance the combined company’s presence as the second-largest North American metals service center and represents a highly compatible strategic match as it will bring Olympic Steel’s complementary footprint, capabilities, and product offerings into Ryerson’s intelligently interconnected network of value-added service centers. The transaction is expected to generate approximately $120 million in annual synergies by the end of year two via procurement scale, efficiency gains, commercial enhancement, and network optimization.

Under the terms of the merger agreement, Olympic Steel shareholders will receive 1.7105 Ryerson shares of common stock for every Olympic Steel share of common stock owned and will own approximately 37% of the combined company. The merger is expected to be immediately accretive to shareholders of the combined entity and is expected to result in a reduced pro-forma leverage ratio of less than three times, assuming partial credit for synergies. The deal is expected to close in the first quarter of 2026, subject to the satisfaction or waiver of customary closing conditions and the receipt of regulatory and shareholder approvals.

As part of the transaction, Michael D. Siegal, Executive Chairman of Olympic Steel’s Board of Directors, will be appointed chairman of the Board of Directors (“Board”) of the combined company, and Olympic Steel will also appoint three other mutually satisfactory directors to the combined 11-member Board. Eddie Lehner, President and Chief Executive Officer (“CEO”) of Ryerson, will serve as CEO of the combined company, with Richard T. Marabito, CEO of Olympic Steel, serving as President and Chief Operating Officer.

Eddie Lehner said, “This merger represents an immensely attractive and unique opportunity for Ryerson and Olympic Steel as it combines our two organizations, which couldn’t be more complementary and synergistic around the products, services, footprint, and customer experience that will enhance our market presence while adding significant value to our stakeholders. The combination of our organizations will further scale the digital investments that Ryerson has made to bring Olympic Steel’s capabilities and formidable expertise into a larger network and provide our customers with greater network density, faster lead times, and a wider array of custom solutions from pick-pack-and-ship to finished parts. We believe this merger presents our shareholders with increased earnings potential in the form of accretive margins, strong cash flows, and compelling synergies. I have known Michael Siegal, Rick Marabito, Andrew Greiff, and Rich Manson for many years and have the deepest respect and admiration for the exceptional organization they have created and cultivated. I could not be more optimistic and energized about the merging of our two companies with a combined 255 years of industrial metals service center experience. I look forward to working with Rick and the entire Olympic Steel organization with shared mission, passion, and purpose to unite our teams in reaching our vast potential together.”

“We are very excited about the combination of Ryerson and Olympic Steel and the trajectory of the business going forward,” added Steve Larson, Chairman of Ryerson’s Board. “We look forward to welcoming Michael and the additional Olympic directors to the already strong Ryerson board. They bring a wealth of experience and perspective that will be invaluable as we work together to ensure the full potential of the combined business is realized.”

Rick Marabito said, “We are thrilled to merge with Ryerson and for all of the opportunities that becoming a $6.5 billion company will provide to our key stakeholders. Together, we will offer new career growth to our employees, enhanced services to our customers, and greater value for our investors. This is an exciting moment for both of our companies, and we look forward to partnering with the Ryerson team once we close.”

Michael Siegal added, “This is a significant milestone for the business my father and uncle started more than 70 years ago. We went from private to public in 1994, and now we enthusiastically take this next step to accelerate Olympic Steel’s continued growth. Ryerson is a well-respected company with more than 180 years of history and a values-based culture much like our own. We fully endorse this next chapter for Olympic Steel and our stakeholders.”

Ryerson and Olympic Steel will discuss the announced merger agreement on Wednesday, October 29th at 10 a.m. Eastern Time in a joint conversation. This conversation will take place on Ryerson’s third quarter 2025 earnings call following the Company’s prepared financial comments. The online broadcast will be available on Ryerson’s Investor Relations website, ir.ryerson.com.

Ryerson Holding Corporation’s Third Quarter

2025 Earnings Call Details:

DATE: Wednesday, October 29, 2025

TIME: 10:00 a.m. ET / 9:00 a.m. CT

DIAL-IN: 800-330-6710 (U.S. & Canada) / 646-769-9200 (International)

CONFERENCE ID: 1257397

Advisors

J.P. Morgan is acting as Ryerson’s exclusive financial advisor, and Willkie Farr & Gallagher LLP is acting as Ryerson’s legal counsel on the transaction.

KeyBanc Capital Markets is acting as Olympic Steel’s financial adviser and provided a fairness opinion, Houlihan Lokey provided a fairness opinion, and Jones Day is acting as Olympic Steel’s legal counsel on the transaction.

About Ryerson

Ryerson is a leading value-added processor and distributor of industrial metals, with operations in the United States, Canada, Mexico, and China. Founded in 1842, Ryerson has around 4,300 employees in approximately 110 locations. Visit Ryerson at www.ryerson.com.

About Olympic Steel

Founded in 1954, Olympic Steel (Nasdaq: ZEUS) is a leading U.S. metals service center focused on the direct sale and value-added processing of carbon and coated sheet, plate and coil steel products; stainless steel sheet, plate, bar and coil; aluminum sheet, plate and coil; pipe, tube, bar, valves and fittings; tin plate and metal-intensive end-use products, including stainless steel bollards; commercial, residential and industrial venting and air filtration systems; Wright® brand self-dumping hoppers; and metal canopy components. Headquartered in Cleveland, Ohio, Olympic Steel operates from 54 facilities. For additional information, please visit https://www.olysteel.com.

FORWARD-LOOKING STATEMENTS

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect Ryerson’s and Olympic’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving Ryerson and Olympic, including future financial and operating results, Ryerson’s and Olympic’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Ryerson and Olympic Steel shareholder approvals; the risk that Ryerson and Olympic may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to the consummation of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction, including as related to any government shutdown; the risk that the businesses will not be integrated successfully or will be more costly or difficult than expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected or that the proposed transaction may be less accretive than expected; the risk that the merger will not provide shareholders with increased earnings potential; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Ryerson’s or Olympic Steel’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; adverse economic conditions; highly cyclical fluctuations resulting from, among others, seasonality, market uncertainty, and costs of goods sold; each company’s ability to remain competitive and maintain market share in the highly competitive and fragmented metals distribution industry; managing the costs of purchased metals relative to the price at which each company sells its products during periods of rapid price escalation or deflation; customer, supplier and competitor consolidation, bankruptcy or insolvency; the impairment of goodwill that could result from, among other things, volatility in the markets in which each company operates; the impact of geopolitical events; future funding for postretirement employee benefits may require substantial payments from current cash flow; the regulatory and other operational risks associated with our operations located outside of the United States; currency rate fluctuations; the adequacy of each company’s efforts to mitigate cyber security risks and threats;

reduced production schedules, layoffs or work stoppages by each company’s own, its suppliers’, or customers’ personnel; any underfunding of certain employee retirement benefit plans and the actual costs exceeding current estimates; prolonged disruption of each company’s processing centers; failure to manage potential conflicts of interest between or among customers or suppliers of each company; unanticipated changes to, or any inability to hire and retain key personnel at either company; currency exchange rate fluctuations; the incurrence of substantial costs of liabilities to comply with, or as a result of, violations of environmental laws; the risk of product liability claims; either company’s indebtedness or covenants in the instruments governing such indebtedness; the influence of a single investor group over either company’s policies and procedures; and other risks inherent in Ryerson’s and Olympic Steel’s businesses and other factors described in Ryerson’s and Olympic Steel’s respective filings with the Securities and Exchange Commission (the “SEC”). Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Ryerson and Olympic, or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements are based on the estimates and opinions of management as of the date of this communication; subsequent events and developments may cause their assessments to change. Neither Ryerson nor Olympic Steel undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law and they specifically disclaim any obligation to do so. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ryerson and Olympic Steel intend to file a joint proxy statement with the SEC and Ryerson intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Ryerson and Olympic Steel and that will also constitute a prospectus of Ryerson. Each of Ryerson and Olympic Steel may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Olympic Steel or Ryerson may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Ryerson and Olympic Steel. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OLYMPIC, RYERSON, AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Olympic Steel, Ryerson and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Ryerson may be obtained free of charge by directing a request by mail to Ryerson’s Corporate Secretary at Ryerson Holding Corporation, Attention: Secretary, 227 W. Monroe St., 27th Floor, Chicago, Illinois, 60606. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Olympic Steel may be obtained free of charge by directing a request by mail to Olympic Steel’s Chief Financial Officer at Olympic Steel, Inc., 22901 Millcreek Boulevard, Suite 650, Highland Hills, OH, Attention: Chief Financial Officer.

PARTICIPANTS IN THE SOLICITATION

Olympic Steel, Ryerson and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed transaction. Information about Olympic’s directors and executive officers is available in Olympic Steel’s proxy statement dated March 28, 2025 for its 2025 Annual Meeting of Shareholders. Information about Ryerson’s directors and executive officers is available in Ryerson’s proxy statement dated March 5, 2025, for its 2025 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Media and Investor Contact:

investorinfo@ryerson.com

Exhibit 99.4

RYERSON

Ryerson announces all stock merger with Olympic Steel

Investor Presentation

October 2025

STRICTLY PRIVATE AND CONFIDENTIAL

RYERSON

RYERSON	OLYMPIC STEEL
$4.6bn 2024 Revenue	**$1.9bn** 2024 Revenue
~75k Industrial Metals Products	Value-add Processing & End-Products Focus
~110 Facilities	**~54** Facilities

- ✓ Expanded presence
- ✓ Enhanced ability to serve customers
- ✓ Margin expansion through value-add
- ✓ ~$120mm synergies
- ✓ Complementary strategic fit

EXPANSIVE SOLUTIONS OFFERING ACROSS INDUSTRIAL METALS [1]

Select materials

Aluminum
Stainless
Carbon
Specialty Alloy
Tin Mill Products
Red Metals

Select material types

Coil
Sheet & Plate
Bar
Pipe & Tube

Select value added processing capabilities

Coating
Polishing
Slitting & CTL
Tempering
Fabrication
Machining

Source: Company filings
Note: [1] Select products and services, not comprehensive

CONFIDENTIAL

2

RYERSON AND OLYMPIC STEEL CREATE A POWERFUL PLATFORM

RYERSON

RYERSON + OLYMPIC STEEL

Presence	✓ Creates the second largest metals service center in North America, processing ~2.9mm tons and generating ~$6.5bn+ in revenue annually[1]
Ideal match	✓ Presence in key regions strengthens competitiveness, diversifies end products and markets, densifies our network closer to the customer, and presents a compelling opportunity to create an optimized footprint
Margin expansion	✓ The addition of Olympic Steel's value-added downstream business lines is accretive to margins and will provide incremental stability through all cycles
Synergies	✓ Expect ~$120 million of annual synergies via procurement integrations, efficiency gains, commercial enhancement and network optimization by the end of year two
Accelerated growth	✓ Strong free cash flow bolsters the ability to invest organically and execute a disciplined M&A strategy
Talent	✓ Combining of deeply experienced management and leadership teams
Deleveraging	✓ Expected pro forma leverage post-closing below 3x[2], ensuring balance sheet flexibility
Improved access to capital markets	✓ Expanded shareholder base improves trading liquidity in public equity markets

Note: [1] Per 2024 company results; [2] LTM calculation assumes 50% run-rate synergy credit per ratings agency convention, referencing Ryerson and Olympic Steel earnings and balance sheet figures per earnings releases dated 10/28/2025

3

CONFIDENTIAL

INVESTMENT OVERVIEW

RYERSON

TRANSACTION OVERVIEW	● Ryerson has agreed to an all-stock merger with Olympic Steel ● Olympic Steel shareholders will receive 1.7105 Ryerson shares for every share of Olympic Steel owned, representing a ~21% premium to 90-day average exchange ratio ● Olympic Steel shareholders' ownership of combined entity to be approximately 37% post-close
FINANCIAL IMPACT	● Expected to be immediately accretive pre-synergies, with meaningful incremental accretion as synergies are realized ● 2024 combined pro forma revenue of $6.5bn+ and EBITDA margin of ~6%, including forecasted run-rate synergies
SYNERGIES	● Estimated annual synergies of ~$120mm, with expected 33% realization in year 1, and 100% by year 2 ● Parties hold very high conviction in achieving synergies, with one-time implementation costs estimated to be approximately ~$40mm
LEADERSHIP	● Michael Siegal to be appointed Chairman of the Board ● Olympic Steel will appoint three other mutually satisfactory directors to the combined company's expanded 11-member board ● Eddie Lehner to serve as CEO with Rick Marabito joining the combined company as President and COO
FUNDING AND LEVERAGE	● Combined entity expected to benefit from immediately reduced pro forma leverage below 3x post-close[1] ● No impact expected to ratings, with flexibility retained to deploy organic and inorganic growth capital immediately post-closing

Source: Company filings, FactSet as of 10/13/2025; Note: [1] LTM calculation assumes 50% run-rate synergy credit per ratings agency convention, referencing Ryerson and Olympic Steel earnings and balance sheet figures per earnings releases dated 10/28/2025

4

CONFIDENTIAL

ENHANCED FOOTPRINT

RYERSON

PRO FORMA LOCATIONS

NORTH AMERICA
Ryerson locations
Olympic Steel locations

Enormous opportunity for geographical optimization

Perfectly positioned to benefit from domestic infrastructure spending and U.S. reshoring push

Incredible opportunity for optimization of supply chain and distribution network

Increased density closer to customers, bettering the customer experience

Broadly distributed inventory allowing shorter lead times & better on-time delivery

Source: Company filings

5

CONFIDENTIAL

PRIMED TO CAPTURE ATTRACTIVE RETURNS

RYERSON

SIGNIFICANT CAPITAL INVESTED

($mm)
Ryerson Capex
Olympic Steel Capex
Average Capex[1]
$125
$20
$105
$143
$21
$122
$129
$29
$100
$85
$35
$50
2022A
2023A
2024A
2025E[2]

SELECT HIGHLIGHTS

$480mm+
Total investment[3]
2022 – 2025E

20%+
Targeted Project ROI on growth capex investments[4]

RYERSON

- University Park – New CS&W HQ
- Shelbyville expansion
- Centralia Pacific NW
- Ryerson.com 3.0
- Atlanta Tube Laser Center
- ERP Integration Progress

OLYMPIC STEEL

- New cut-to-length line in Minneapolis, MN
- New white metals cut-to-length line in Schaumburg, IL
- Automation of the Chambersburg, PA warehouse and fabrication operations
- Expansion of Action Stainless' presence in Houston, TX
- High-speed stainless slitter at Berlin Metals

Note: [1] Represents 2016 – 2025E average capital expenditures of the combined company ($77mm). Combined company estimated to require $40 – 50mm in annual maintenance capex; [2] Per historically disclosed 2025E guidance; [3] Represents combined capital investment by Ryerson and Olympic Steel from 2022 – 2025E; [4] Per management targets

6

CONFIDENTIAL

COMPELLING SYNERGY OPPORTUNITY

RYERSON

OVERVIEW

~$120M	33%	100%	>$190M
Expected Annual Run Rate Synergies[1]	Expected implementation by end of Year 1	Expected implementation by end of Year 2	2024 Pro Forma Free Cash Flow[2]

4 Key Pillars Underpinning Synergy Realization

Procurement

~$40M

- Improved purchasing efficiency
- Lower costs per touch – plant transfers and final mile delivery
- Scalable IT systems for optimizing inventories at the local plant level

Efficiency Gains

~$25M

- Functional area and administrative redundancy cost-outs
- Higher capacity utilization across the combined network drives productivity, increases in revenue and tons shipped per employee, and improved expense leverage

Commercial Enhancement

~$20M

- Scaled combined fabrication network at higher than "general line service center margins"
- Transactional business growth through commercial portfolio optimization
- Program-OEM growth in North America serving more OEM locations with lower cost supply chains

Network Optimization

~$35M

- Optimized asset utilization across the platform
- Movement of equipment to higher return locations
- Sharing of equipment and inventory to drive market share growth

Note: [1] Synergy estimate is preliminary and subject to change; synergy realization subject to estimated ~40mm non-recurring cost to achieve across years 1 & 2; [2] Figure includes run-rate synergies of $120mm, tax effected

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CONFIDENTIAL

POSITIONED FOR GROWTH IN ATTRACTIVE END MARKETS

RYERSON

2024 SALES AND STEEL SHIPMENTS

($mm)
1,937 T
957 T
2,894 T
$4,599
$1,942
$6,541
RYERSON
OLYMPIC STEEL
Pro Forma

PRO FORMA END MARKET MIX

Metal Fab & Machine shop, 18%
Industrial Equipment, 26%
Commercial Ground Transportation, 15%
Food & Ag, 8%
Construction Equipment, 8%
End use and consumer durable, 8%
HVAC, 6%
Oil & Gas, 3%
Other, 8%

PRO FORMA PRODUCT MIX

Other 1%
Carbon Flat 34%
Carbon Plate 10%
Carbon Long 14%
Stainless 23%
Aluminum 18%

Diversification into higher-margin end markets

Increase in high-grade, value-added products

Growing counter-cyclical earnings exposure

Pro forma entity with <10% hot rolled exposure

8

CONFIDENTIAL

MOVING UP THE VALUE CHAIN TOGETHER

RYERSON

Advanced Processing

Distribution
- Digital distribution platform
- Transport and fleet management
- Inventory and fulfillment optimization

Processing
- Slitting
- Tempering
- Blanking
- Annealing
- Coating
- Polishing

Finished Parts
- End-to-end fabrication expertise
- Strategic manufacturing footprint
- Integrated engineering

Kits & Assemblies
- Custom kits and subassemblies
- Pre-cut components
- Integration with OEM manufacturing

Value-Add / Value Engineer
- Multi-step processing
- Highly engineered cuts and modifications
- Build-to-print & precision processing

End Products
- Stainless steel bollards
- Custom water treatment systems
- Industrial hoppers
- Service station canopies
- HVAC and air filtration/venting systems

9

CONFIDENTIAL

IMPROVED GROWTH AND MARGIN PROFILE AND A STRENGTHENED BALANCE SHEET

RYERSON

2024 PRO FORMA ADJ. EBITDA AND MARGIN

($mm)
3.6%
4.0%
5.6%
$365
$120
$78
$167
RYERSON
OLYMPICSTEEL
Synergies
Pro Forma

- Immediate **EBITDA margin accretion**
- **~$120mm of synergy realization** expected by end of year 2
- Bolstered presence, and more **defensive end-market earnings**

PRO FORMA LTM LEVERAGE AS AT 3Q2025

3.7x
3.5x
< 3.0x[1]
RYERSON
OLYMPICSTEEL
Pro Forma

- Immediate **pro forma leverage post-closing below 3x[1]**
- Further deleveraging as **synergies help drive free cash flow**
- **Balance sheet flexibility** to fund growth moving forward

Source: Company filings, FactSet as of 10/13/2025

Note: EBITDA includes LIFO income/expense and acquisition expenses; [1]Assumes 50% run-rate synergy credit per ratings agency convention, referencing Ryerson and Olympic Steel earnings and balance sheet figures per earnings releases dated 10/28/2025

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CONFIDENTIAL

CREATES CLEAR NUMBER TWO METALS SERVICE CENTER IN NORTH AMERICA

RYERSON

TOP METAL SERVICE CENTERS – 2024 REVENUE ($BN)

$13.8
$6.5
$4.6
$4.2
$3.9
$3.4
$3.3
$3.2
$3.1
$3.1
$2.9
$2.1
$2.0
$1.9
Reliance
RYERSON + OLYMPIC STEEL
RYERSON
kloeckner metals
thyssenkrupp NA
ONI
WORTHINGTON STEEL
TOYOTA TSUSHO AMERICA, INC.
Steel Technologies
Russel Metals
Alro Steel
steel warehouse
OLYMPIC STEEL

Source: Metal Center News, 2025 Top 50 Service Centers Report
Note: Based on selected competitors only

11

CONFIDENTIAL

OLYMPIC STEEL – DELIVERING STRONG RETURNS WITH LESS VOLATILITY

RYERSON

OLYMPICSTEEL

$1.9b	8%	>10% CAGR	10	54
2024 Revenue	2024 Revenue from Olympic Manufactured Products	in Specialty Metal Segment Revenue[1]	Well Regarded Brands	Sites in key US locations

Carbon Flat Products

57% of total revenue

- **High-volume** business
- Margin enhancement through **value-added processing** and successful acquisition of metal-intensive **branded products**
- Focus on **higher margin products** and fabrication

Specialty Metals Flat Products

26% of total revenue

- **Higher returns** vs. carbon service centers
- Recent expansion of processing capabilities and **successful M&A integration**
- Exposure to **broader end-markets**

Tubular and Pipe Products

17% of total revenue

- Niche markets **less cyclical and higher returns**
- Highly **engineered value-added** processing
- Drives **higher EBITDA**, with % of revenue increasing

Source: Company filings
Note: Between 2014 – 2024

CONFIDENTIAL

12

OLYMPIC STEEL HAS RELENTLESSLY FOCUSED ON MARGIN EXPANSION AND CONSISTENCY OF EARNINGS

RYERSON

Higher margin brand portfolio

- Reducing cyclicality through investment and M&A
- Focus on higher-margin and metal-intensive branded product
- Comprehensive portfolio of specialty end-products

Positioned to capitalize on favorable environment

- Heavily U.S.-based supply chain and customer base
- Poised to benefit from Build America infrastructure spending, reshoring and increased fabrication outsourcing, and reshaping of manufacturing supply chain

Rigorous operating expense management

- Rigorous management of operating expense, working capital and capital deployment over time
- Greater consistency in margins, with clear plan to continue expanding

Disciplined capital allocation

- Track-record of accretive organic and inorganic growth initiatives
- Historical ability to produce free cash flow in counter-cyclical markets
- Four years of consecutive quarterly dividend increases

Source: Olympic Steel company filings

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CONFIDENTIAL

RYERSON AND OLYMPIC STEEL CREATE A POWERFUL PLATFORM

RYERSON

RYERSON

+

OLYMPIC STEEL

Presence	✓ Creates the second largest metals service center in North America, processing ~2.9mm tons and generating ~$6.5bn+ in revenue annually[1]
Ideal match	✓ Presence in key regions strengthens competitiveness, diversifies end products and markets, densifies our network closer to the customer, and presents a compelling opportunity to create an optimized footprint
Margin expansion	✓ The addition of Olympic Steel's value-added downstream business lines is accretive to margins and will provide incremental stability through all cycles
Synergies	✓ Expect ~$120 million of annual synergies via procurement integrations, efficiency gains, commercial enhancement and network optimization by the end of year two
Accelerated growth	✓ Strong free cash flow bolsters the ability to invest organically and execute a disciplined M&A strategy
Talent	✓ Combining of deeply experienced management and leadership teams
Deleveraging	✓ Expected pro forma leverage post-closing below 3x[2], ensuring balance sheet flexibility
Improved access to capital markets	✓ Expanded shareholder base improves trading liquidity in public equity markets

Note: [1] Per 2024 company results; [2] LTM calculation assumes 50% run-rate synergy credit per ratings agency convention, referencing Ryerson and Olympic Steel earnings and balance sheet figures per earnings releases dated 10/28/2025

14

CONFIDENTIAL